MARKS &
SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com


03024539

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

08 July 2003

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose a copy of an announcement which was made to the London Stock Exchange this morning which is being supplied as a follow up for our existing exemption.

Yours faithfully

PATRICIA FARRELL
Company Secretariat
+44 20 7268 3377

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

Issued: 8 July 2003

MARKS & SPENCER LEADERSHIP TRANSITION COMPLETED

In July last year, Marks & Spencer announced that as of 1 September 2002, Luc Vandevelde was reverting to his original position as full-time Chairman of Marks and Spencer Group plc and that Roger Holmes was appointed as Chief Executive. Subsequently, Luc moved to a part-time basis in January of this year.

With Roger Holmes now firmly established as Chief Executive, the Board has decided it is appropriate to complete the leadership transition. Effective from 1 September 2003, Luc Vandevelde will focus on Chairing the Board and the Corporate Social Responsibility Committee, and he will also sit on the Nomination Committee. He will be stepping down as Chairman of Marks & Spencer Financial Services and this role will be taken up by Roger Holmes*.

At the same time, Luc will move to a new remuneration package, which will totally align his compensation with the interests of shareholders. His reward from September 2003, will be in the form of shares to be paid on the basis of 13,500 shares per calendar month. He will no longer be eligible for a bonus or pension contributions and he ceased to be eligible for share options or the Share Matching Plan in September 2002.

Luc Vandevelde, Chairman said: "It is testimony to Roger's leadership and to the team in place at Marks & Spencer, that the time has come for me to step into a more traditional role of a Chairman. It is also a vote of confidence in the team and in the plans for the Company, that in future my remuneration is closely tied to the value which we create for our shareholders and is reflected in the share price."

ENDS

*Subject to normal regulatory procedures

For further information, please contact:

Sue Sadler/
Lisa Attenborough Corporate Press Office 020 7268 8642/6166